UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 20, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

BHP GROUP PLC and BHP GROUP LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Mike Henry

2	Reason for the notification

a)	Position/status	PDMR (Chief Executive Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1.  The acquisition of 17,420 ordinary shares in BHP Group Limited following the vesting of Deferred Shares under the FY2019 Short Term Incentive Plan and 1,383 ordinary shares in BHP Group Limited in accordance with the Group’s policy on Dividend Equivalent Payments.

2.  The acquisition of 192,360 ordinary shares in BHP Group Limited following the vesting of the Long Term Incentive Plan 2016 awards and 34,260 ordinary shares in BHP Group Limited in accordance with the Group’s policy on Dividend Equivalent Payments. *

3.  The on-market sale of 119,072 ordinary shares in BHP Group Limited made in order to meet expected tax obligations arising from the transactions described in 1 and 2.

* The five-year performance period for the 2016 Long Term Incentive Plan ended on 30 June 2021. Mike Henry’s 2016 Long Term Incentive Plan award comprised 192,360 awards (awarded prior to his appointment as CEO), subject to achievement of the relative Total Shareholder Return performance conditions and any discretion applied by the Remuneration Committee. For the award to vest in full, Total Shareholder Return must exceed a Peer Group Total Shareholder Return (for 67 per cent of the award) and an Index Total Shareholder Return (for 33 per cent of the award) by an average of 5.5 per cent per year for five years, being 30.7 per cent in total compounded over the performance period from 1 July 2016 to 30 June 2021. Total Shareholder Return includes returns to BHP shareholders in the form of share price movements along with dividends paid and reinvested in BHP (including cash and in-specie dividends). BHP’s Total Shareholder Return performance was positive 266.5 per cent over the five-year period from 1 July 2016 to 30 June 2021. This is above the weighted median Peer Group Total Shareholder Return of positive 213.9 per cent and below the Index Total Shareholder Return of positive 99.8 per cent over the same period. This level of performance results in 100 per cent vesting for the 2016 Long Term Incentive Plan awards. The Remuneration Committee considers its discretion carefully each year. It considers performance holistically over the five-year period. Having undertaken this review, the Remuneration Committee chose not to exercise its discretion and allowed 100 per cent of the 2016 Long Term Incentive Plan awards to vest. Further detail in respect of the 2016 Long Term Incentive Plan awards will be provided in BHP’s 2021 Remuneration Report which will be released to shareholders in September 2021.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. Nil	18,803
		2. Nil	226,620
		3. 44.53	119,072

d)	Aggregated information	N/A
- Aggregated volume
- Price

e)	Date of the transaction	1. 2021-08-18 2. 2021-08-18 3. 2021-08-19

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue 3. Australian Securities Exchange (XASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Gary Goldberg

2	Reason for the notification

a)	Position/status	PDMR (Non-executive Director)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited American Depository Shares (ADSs) ISIN: US0886061086

b)	Nature of the transaction	The on-market purchase of 1,000 American Depository Shares (ADSs) (representing 2,000 ordinary shares) in BHP Group Limited.

c)	Price(s) and volume(s)	Price	Volume
		1. USD 65.500	500
		2. USD 62.870	200
		3. USD 62.875	300

d)	Aggregated information - Aggregated volume - Price	1,000 ADSs representing 2,000 ordinary shares in BHP Group Limited USD 64.187

e)	Date of the transaction	1. 2021-08-18 2. 2021-08-19 3. 2021-08-19

f)	Place of the transaction	1. New York Stock Exchange (NYSE) 2. New York Stock Exchange (NYSE) 3. New York Stock Exchange (NYSE)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Christine O’Reilly

2	Reason for the notification

a)	Position/status	PDMR (Non-executive Director)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction	The on-market purchase of 2,000 ordinary shares in BHP Group Limited.

c)	Price(s) and volume(s)	Price	Volume
		AUD 44.39	2,000

d)	Aggregated information - Aggregated volume - Price	2,000 ordinary shares in BHP Group Limited AUD 44.39

e)	Date of the transaction	2021-08-20

f)	Place of the transaction	Australian Securities Exchange (XASX)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: August 20, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary